
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2008

U.S Mail

Mr. Alan Brown, Secretary and General Counsel
Noranda Aluminum Holding Corporation
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

      Re: Noranda Aluminum Holding Corporation
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 18, 2008
              File No. 333-150760

Dear Mr. Nussbaum:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed June 18, 2008

General

1. We remind you of prior comments 4, 6, and 63. We will not be able to process a request for the acceleration of the effectiveness date of the registration statement until you file all missing exhibits and omitted information, and we have an opportunity to review the information.

2. We note that you filed a request for confidential treatment. We may issue additional comments relating to your application under a separate cover. Please note that we will not be in a position to consider a request for the acceleration of the effectiveness date of the registration statement until all comments, if any, on your application are cleared.

3. Please file as correspondence the letter dated June 18, 2008, in which you provide supplemental information from third parties sources that you use to support certain statements in the registration statement.

4. Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

5. Please provide updated consents with your next amendment.

Overview, page 1

6. We note your response to prior comment 13 and we reissue it in part. Please identify the source or sources that support the statements that you have chosen to retain. In this regard, you note that Brook Hunt provides support for the first two statements and that data from the Aluminum Association Industry Statistics supports the third statement.

Summary Historical and Pro Forma Financial and Other Data, page 8

7. We have reviewed your response to prior comment number 17. We note disclosure on page 14 that your calculation of total cash cost includes and adjustment for "non-cash charges relating to inventories that have been revalued at fair value at the date of the Xstrata Acquisition and Apollo Acquisition and recorded in cost of sales during the periods presented resulting from the sales of inventories." Please remove this disclosure from your determination of total cash cost as it relates to a purchase accounting basis adjustment.

8. We note your disclosure that "all of the following adjustments are specified by [y]our credit documents and the indentures governing [y]our notes, which also

require the calculation of Adjusted EBITDA for the last twelve months" and your related disclosure on page 62. Please provide a cross reference to your disclosure on page 62 and expand that disclosure to clarify whether not this relates to a covenant. If it is related to a covenant please expand your disclosure to address the following for each credit agreement:

- explain the exact nature and requirements of the covenant;

- clarify the difference between pro forma Adjusted EBITDA and the historical Adjusted EBITDA you have disclosed;

- clarify, if true, that the debt covenant also define the historical Adjusted EBITDA in addition to the pro forma EBITDA;

- the materiality of the credit agreement and the covenant;

- the amount or limit required for compliance with the covenant; and,

- the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

Refer to Question Number 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

9. We note your related disclosure on pages F-23 to F-25. We note that you refer to a Net Debt to EBITDA ratio. Please clarify whether or not this covenant is in addition to the Adjusted EBITDA covenant.

10. We note your response to our prior comments 18 and 39 and we are continuing to consider your presentation. .

Risk Factors, page 19

"Our business is subject to unplanned business interruptions…," page 26

11. Provide further context to your risk factor disclosure by referencing specific events that have occurred or are reasonably likely to occur that could cause an interruption in your business. For example, reference the ongoing status of negotiations with labor unions operating in St. Ann, Jamaica and disclose the

work slowdown that occurred in connection with such negotiations in April 2008.

"We may encounter increases…," page 23

12.   We note the added disclosure regarding the current status of negotiations under the Establishment Agreement with the Government of Jamaica. Tailor your discussion in this risk factor to address potential increases in your overall costs that could result from the renegotiation of the fiscal structure applicable to your operations in Jamaica.

Capitalization, page 39

13.   Please explain why the cash dividend declared on June 13, 2008 is not reflected in your determination of pro forma capitalization.

Results of Operations, page 54

Three Months Ended March 31, 2008…, page 54

14.   Rather than stating that the net effect of the items listed contributed to decreases in net income and operating income, provide further detail by identifying the principal line items that negatively impacted income and quantify the percentage of the decrease attributable to a specific component, if material to an understanding in changes from the prior period.

Business, page 71

The Transactions, page 76

15.   We note your response to prior comment 45. Given the amount of your outstanding debt, totaling $1,151.7 millions, it is unclear why the board determined that the Special Dividend was in the "best interests of the company and [y]our stockholders to recapitalize the company." Please discuss in more detail the board's reasons for declaring the dividend. Also update your disclosure to discuss the June 2008 dividend and the board's reasons for declaring it.

Primary Metal – Upstream Business, page 68

16.   We note your response to prior comment 46. Please explain in further detail what constitutes a "market" in these circumstances and how pricing is determined in such market. Also discuss whether alternative means of transportation are readily available.

St. Ann Bauxite Mine, page 70

17.   We note your response to prior comment 49 and reissue the comment partially.
       If material, please disclose the dollar amount of sales to Sherwin Alumina
       Company for the years ended December 31, 2005, 2006, and 2007. Otherwise,
       please state that the amounts are not material. Additionally, consistent with Item
       601(b)(10) of Regulation S-K, please file the contract with Sherwin Alumina
       Company as an exhibit to the registration statement.

Executive Compensation, page 85

Setting Executive Compensation, page 94

18.   We refer you to the statement, "The Compensation Committee intends that the
       aggregate levels of executive compensation opportunity for our executive
       officers should be consistent with the range of compensation paid by other
       similarly situated companies give the achievement of similar financial and
       operating performance." If such is the case, please disclose the companies
       comprising the group of similarly situated companies against which you compare
       the compensation of the named executive officers. Also disclose whether you set
       total compensation and the elements of compensation within a certain percentile
       range of the compensation paid by the comparison group.

19.   We note your reference to the Hay Associates job evaluation system. Please
       disclose whether you retained Hay Associates as a consultant

20.   We reissue prior comments 56 and 57. It does not appear that you have disclosed
       the targets related to the performance measures you disclose.

Certain Relationships and Related Party Transactions, page 103

21.   We note your response to prior comment 62. We reissue the comment partially.
       We note that the Goodman Global contract represented more than 10% your
       sales for 2007. Given the nature and materiality of the contract, it appears that
       Item 601(b)(10) of Regulation S-K requires the filing of the contract.

Financial Statements

Note 21 – Reclassification, page F-47

22.   Please expand your disclosure to clarify and explain in greater detail why certain
       amounts were reclassified from the cost of sales to the selling, general and
       administrative line items. You indicate that the reclassified items were
       principally administrative-type costs and then indicate that they were originally

> classified as cost of sales because they "were associated with [your] operating
> divisions."

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-47

23.   We note your response to our prior comments 67 and 69 and we are continuing to
consider your response.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding any engineering matters to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
        J. Davis
        G. Schuler
        M. Duru
        C. Moncada-Terry